FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Dated November 2, 2006

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit
Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Västra Trädgårdsgatan 11 B
Stockholm
Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Interim report

for the period January 1 — September 30 2006

AB Svensk Exportkredit (SEK)

                • Operating profit amount to Skr 413.0 million (373.6)

                • The volume of new customer financial transactions increased to Skr 50.8 billion

                • Export credits increase, including SEK’s refinancing of Ericsson export to Russia

                • SEK is promoting loans in local currencies and has recently been permitted to borrow Thai Baht

New business and record volumes

Continued expansion during the third quarter is turning 2006 into a new record year. We can say already that the volume of customer financial transactions will be the largest in the history of SEK. This is very pleasing in a market still characterized by high liquidity and squeezed margins. High credit volumes has compensated squeezed margins so that the result remains at a stable level; Skr 413.0 million (373.6).

During the third quarter, SEK has collaborated in a number of business transactions involving Russia. This is a very positive development as Russia is potentially a very large and easily reached export market for Sweden. SEK is refinancing Ericsson exports to Russia’s largest supplier of mobile telephony, and YIT’s business ventures in Russia and has been assigned as financial advisor to the City of Pskov.

SEK has intensified its efforts to offer financing in local currencies. During the third quarter, this has included a permission from the Thai authorities to borrow Thai Baht domestic in Thailand. We have, among others, also issued bonds linked to Russian Roubles and Colombian Pesos.

Stockholm,  November 2006

Peter Yngwe

President

Financial Highlights

(Amounts (other than %) in mn)

	Sept. 30	Sept. 30	Sept. 30	December 31
	2006	2006	2005	2005
(*1 USD = 7.3125 Skr)	USD*	Skr	Skr	Skr
Earnings
Operating profit	56	413.0	373.6	498.1
Net profit for the period	40	294.6	260.4	346.9
Pre-tax return on equity, %	14.7%	14.7%	14.7%	14.7%
After-tax return on equity, %	10.6%	10.6%	10.6%	10.6%
Customer operations
New customer financial transactions	6,951	50,839	35,071	43,475
of which offers for new credits accepted by borrowers	6,043	44,187	30,493	37,525
Credits, outstanding and undisbursed	15,085	110,306	89,976	92,319
Borrowing operations
New long-term borrowings	6,197	46,129	46,787	52,343
Outstanding senior debt	28,810	210,671	186,127	188,459
Outstanding subordinated debt	413	3,023	3,190	3,255
Total assets	31,929	233,484	205,397	207,493
Capital
Capital adequacy ratio, %	14.4%	14.4%	15.6%	15.9%
Adjusted capital adequacy ratio, %	15.6%	15.6%	17.0%	17.3%

The definitions of the Financial Highlights are included in SEK’s 2005 Annual Report (Note 33).

Customer financial transactions refer to new accepted credits and syndicated customer transactions.

High activity in telecoms and energy

The volume of customer financial transactions has already reached record volumes for the year 2006, and it is not least export credits which continue at a high level.

During the third quarter, SEK has refinanced Ericsson’s sale of telecom equipment to the Russian company Mobile TeleSystems OJSC (MTS). MTS is the largest supplier of mobile telephony in Russia with over 65 million subscribers. SEK is collaborating on this deal with Citibank and ING Bank. For export credit transactions, SEK forms collaboration partnerships increasingly often with major international banks.

SEK’s lending to Swedish local authorities for infrastructure projects continues at a high level. Customers include the City of Stockholm and the Municipality of Avesta.

SEK continues to operate in the energy sector. During this period, SEK’s collaboration with Handels-banken led to the financing of Ängelholms Energi AB’s energy investments. SEK has also arranged financing for the Icelandic energy company Landsvirkjun. Further, SEK is financial advisor for a major environmental project at a large coal-powered generating station in Romania, and has been appointed financial advisors to the City of Pskov in Russia, for a project involving the city’s district heating system.

SEK has also arranged financing for the construction company YIT, who are financing a major investment programme in Russia. YIT is Finland’s largest construction company, with over 4,000 employees in Sweden.

In addition, SEK’s advisory activities, regarding strategic and operative finance issues, has continued its successful expansion. Assignments include both recapitalization/ refinancing of a medium-sized Swedish group of companies and a cash management case study of the financial activities of a large Swedish group of companies.

New customer financial transactions

(per quarter) (Skr billion)

	Jan-Sept,	Jan-Sept,
(Skr billion)	2006	2005
Export credits	17.1	8.5
Other credits to exporters	4.9	1.3
Credits to other corporates	1.5	0.0
Credits to the public sector	9.7	10.7
Credits to the financial sector	11.0	10.0
Syndicated customer transactions	6.6	4.6
Total	50.8	35.1

Efficiency drive provides more business

SEK borrowing continued to be successful during the third quarter, both in terms of volume and levels. Diversification continues, guaranteeing good long-term access to capital. SEK’s efficiency drive has  resulted in increased flows from primarily the U.S. and Japan. In Europe, investor interest continues to be good.

During the period covered by this report, SEK has issued a global US Dollar bond loan. The bond loan amounted to 1 billion US Dollars, with a duration of 5 years. The issue was over-subscribed by 25% and approximately 50 investors were able to acquire the bonds. This is evidence of a very positive reception, not least in the U.S. where 47% of the issue was placed.

During the third quarter, SEK has issued bonds linked to the Russian Rouble and Colombian Peso. This provides opportunities for lending in these currencies, which is in line with SEK’s efforts to provide finance in local currencies. During the third quarter, SEK has also obtained permission from Thai authorities to borrow Thai Baht.

In addition, SEK has contiuned to do new types of transactions, among others one of the first ever constant maturity swap-linked transactions in Hong Kong Dollars, that is with coupons linked to the swap-rate.

SEK’s extensive Investor Relations Programme has continued with investor presentations held in Australia during September.

New Borrowing

long term borrowing per quarter
(Skr billion)

INCOME STATEMENT
Return on Equity

Return on equity was 14.7 percent (14.7) before taxes, and 10.6 percent (10.6) after taxes, respectively.

Results

Operating profit amounted to Skr 413.0 million (373.6). The increase in operating profit was mainly related to increase in the net interest earnings, mainly due to increased volumes of debt-financed assets.

Net interest earnings totaled Skr 595.2 million (563.5).

The contribution to net interest earnings from debt-financed assets increased to Skr 454.5 million (422.8). The increase was a result of significantly increased average volumes of debt-financed assets outstanding during the period, however at lower margins.

The average volume of debt-financed assets totaled Skr 188.3 billion (161.8), and the average margin of such assets was 0.32 percent p.a. (0.35). The decrease in average margins was mainly due to decreased margins in the credit portfolio as a result of that older credits with higher margins, than those margins in new credits accepted during the year, has matured. Margins in new credits accepted have, however, increased somewhat compared with the corresponding period in 2005.

The contribution to net interest earnings from the investment portfolio, which represents the investment of SEK’s equity, amounted to Skr 141.3 million (140.7).

Administrative expenses totaled Skr 180.4 million (175.3). Administrative expenses includes costs related to activities undertaken in order to secure compliance with new and pending regulations regarding capital adequacy, financial reporting and corporate governance. Costs for new regulations are also included in commissions incurred.

No credit losses were incurred.

BALANCE SHEET
Total Assets and Liquidity

SEK’s total assets at period-end increased to Skr 233.5 billion (y-e: 207.5). The increase was mainly due to high volumes of new transactions in the credit portfolio. Currency exchange effects related to a stronger Swedish krona negatively affected total assets.

The total amount of credits outstanding and credits committed though not yet disbursed increased during the period to Skr 110.3 billion at period-end (y-e: 92.3), of which Skr 92.7 billion (y-e: 78.1) represented credits outstanding. Of credits outstanding Skr 10.0 billion (y-e: 10.3) represents credits in the S-system. The aggregate amount of outstanding offers for new credits totaled Skr 26.0 billion at period-end (y-e: 36.8).

The aggregate volume of funds borrowed and shareholders’ funds exceeded the aggregate volume of credits outstanding and credits committed though not yet disbursed at all maturities. This means that SEK has funded all its outstanding commitments through maturity.

There were no major shifts in the breakdown of SEK’s counterparty risk exposures. Of the total risk exposures, 67 percent (y-e: 69) were against banks, mortgage institutions and other financial institutions; 19 percent (y-e: 16) were against highly rated OECD states; 6 percent (y-e: 8) were against corporations; and 8 percent (y-e: 7) were against local and regional authorities.

Capital Adequacy

SEK’s capital adequacy ratio is well above the minimum required by law. At period-end, the regulatory total capital adequacy ratio was 14.4 percent (y-e: 15.9), of which 9.4 percent (y-e: 9.7) represented the Tier-1 ratio.

SEK also calculates adjusted capital adequacy ratios with inclusion in the Tier-1 capital base of SEK’s guarantee fund capital of Skr 600 million in addition to the regulatory capital base. At period-end, SEK’s adjusted total capital adequacy ratio was 15.6 percent (y-e: 17.3), of which 10.7 percent (y-e: 11.1) represented the adjusted Tier-1 ratio.

INCOME STATEMENTS

SEK (exclusive of the S-system)	January-September, 2006		January-September, 2005		January-December, 2005
	Consolidated	Parent	Consolidated	Parent	Consolidated	Parent
(Skr mn)	Group	Company	Group	Company	Group	Company
Interest revenues	5,201.7	5,203.9	4,510.8	4,513.0	5,946.7	5,949.5
Interest expenses	-4,606.5	-4,606.7	-3,947.3	-3,947.6	-5,187.6	-5,187.8
Net interest revenues	595.2	597.2	563.5	565.4	759.1	761.7
Commissions earned	17.9	1.7	9.6	3.6	14.0	4.4
Commissions incurred	-19.2	-16.7	-22.9	-22.7	-30.8	-30.0
Remuneration from the S-system	20.4	20.4	17.3	17.3	22.8	22.8
Net results of financial transactions	2.0	2.0	4.2	4.1	1.4	1.4
Other operating income	0.2	1.5	0.4	2.3	0.5	2.8
Administrative expenses	-180.4	-172.3	-175.3	-169.6	-238.4	-230.9
Depreciations of non-financial assets	-22.6	-20.8	-22.7	-21.0	-29.7	-27.4
Other operating expenses	-0.5	0.1	-0.5	0.0	-0.8	-0.1
Operating profit	413.0	413.1	373.6	379.4	498.1	504.7
Changes in untaxed reserves	n.a.	0.0	n.a.	0.0	n.a.	11.1
Taxes (Note 1)	-118.4	-118.0	-113.2	-114.2	-151.2	-155.5
Net profit for the period	294.6	295.1	260.4	265.2	346.9	360.3

Earnings per share, Skr (Note 5)	298		263		350

The above income statements do not include the S-system, the results of which are shown below.

S-system (Skr mn)	January- September, 2006	January- September, 2005	January- December, 2005
Interest revenues	334.6	267.2	384.8
Interest expenses	-341.5	-229.4	-335.9
Net interest expenses (-) / revenues (+)	-6.9	37.8	48.9
Remuneration to SEK	-20.4	-17.3	-22.8
Foreign exchange effects	0.9	-3.2	-3.3
Reimbursement from (+) / to (-) the State	26.4	-17.3	-22.8
Net	0.0	0.0	0.0

Quarterly Breakdown of Income Statements in Summary

SEK (exclusive of the S-system)
	July-	April-	January-	October-
Consolidated Group (Skr mn)	September, 2006	June, 2006	March, 2006	December, 2005
Interest revenues	2,281.3	1,335.8	1,584.6	1,435.9
Interest expenses	-2,086.2	-1,132.7	-1,387.6	-1,240.3
Net interest revenues	195.1	203.1	197.0	195.6
Operating revenues	17.7	10.3	12.5	7.3
Operating expenses	-69.7	-79.3	-73.7	-78.4
Operating profit	143.1	134.1	135.8	124.5
Taxes	-41.0	-37.0	-40.4	-38.0
Net profit for the period	102.1	97.1	95.4	86.5

BALANCE SHEETS

	September 30, 2006			December 31, 2005
	Consolidated	Parent	Of which	Consolidated	Parent	Of which
(Skr mn)	Group	Company	S-system	Group	Company	S-system
ASSETS

Cash in hand	0.0	0.0	—	0.0	0.0	—
Treasuries/government bonds	1,833.2	1,833.2	0.0	1,902.6	1,902.6	0.0
Of which current assets	(1,544.5)	(1,544.5)	(0.0)	(1,607.9)	(1,607.9)	(0.0)
Of which fixed assets	(288.7)	(288.7)	—	(294.7)	(294.7)	—
Credits to credit institutions (Note 3)	15,452.9	15,451.7	4,261.4	11,963.8	12,009.9	4,496.5
Credits to the public (Note 3)	41,015.3	41,015.3	5,784.8	31,429.6	31,429.6	5,854.9
Other interest-bearing securities	157,964.2	157,964.2	—	147,436.9	147,436.9	—
Of which current assets	(117,012.2)	(117,012.2)	—	(109,807.3)	(109,807.3)	—
Of which fixed assets	(40,951.9)	(40,951.9)	—	(37,629.6)	(37,629.6)	—
Of which credits (Note 2)	(40,858.9)	(40,858.9)	—	(37,206.8)	(37,206.8)	—
Shares in subsidiaries	n.a.	118.6	—	n.a.	118.6	—
Non-financial assets	174.2	62.5	—	192.0	78.4	—
Other assets	12,736.9	12,367.7	14.3	10,564.3	10,577.7	1.2
Prepaid expenses and accrued revenues	4,307.4	4,305.9	126.7	4,004.0	4,003.2	148.7
Total assets (Note 4)	233,484.1	233,119.1	10,187.2	207,493.2	207,556.9	10,501.3

LIABILITIES, ALLOCATIONS AND
SHAREHOLDERS' FUNDS

Borrowing from credit institutions	1,177.1	1,186.5	2.1	563.6	573.6	2.3
Borrowing from the public	64.8	67.7	—	74.9	77.8	—
Senior securities issued	209,429.1	209,429.1	0.0	187,820.1	187,820.1	275.3
Other liabilities	11,271.4	10,867.4	48.0	7,773.9	7,798.6	87.6
Lending/(borrowing) between SEK and the S-system	—	—	10,006.7	—	—	9,978.8
Accrued expenses and prepaid revenues	4,098.0	4,097.3	130.4	3,879.3	3,878.4	157.3
Allocations	387.7	16.9	—	387.8	17.1	—
Subordinated securities issued	3,022.7	3,022.7	—	3,254.9	3,254.9	—

Total liabilities and allocations	229,450.8	228,687.6	10,187.2	203,754.5	203,420.5	10,501.3

Untaxed reserves	n.a.	1,323.6	—	n.a.	1,323.6	—

Share capital	990.0	990.0	—	990.0	990.0	—
Non-distributable reserves	1,162.2	208.6	—	1,165.6	212.1	—
Total non-distributable capital	2,152.2	1,198.6	—	2,155.6	1,202.1	—
Profit carried forward	1,586.5	1,614.2	—	1,236.2	1,250.4	—
Net profit for the period	294.6	295.1	—	346.9	360.3	—
Total distributable capital	1,881.1	1,909.3	—	1,583.1	1,610.7	—
Total shareholders' funds	4,033.3	3,107.9	—	3,738.7	2,812.8	—
Total liabilities, allocations and shareholders' funds	233,484.1	233,119.1	10,187.2	207,493.2	207,556.9	10,501.3

COLLATERAL PROVIDED
Collateral provided	None	None	None	None	None	None
Interest-bearing securities
Subject to lending	235.8	235.8	—	27.3	27.3	—

CONTINGENT LIABILITIES	None	None	None	None	None	None

COMMITMENTS
Committed undisbursed credits	17,557.7	17,557.7	14,178.0	15,114.1	15,114.1	9,066.7

Specification of Change in Shareholders’ Funds

Consolidated Group

(Skr mn)	January-September, 2006	January-December, 2005
Opening balance of shareholders' funds	3,738.7	3,391.8
Dividend paid	—	—
Net profit for the period	294.6	346.9
Closing balance of shareholders' funds	4,033.3	3,738.7

STATEMENTS OF CASH FLOWS, SUMMARY

	January-September, 2006		January-September, 2005
	Consolidated	Parent	Consolidated	Parent
(Skr mn)	Group	Company	Group	Company
Net cash used in(-)/provided by(+) operating activities	-21,975.3	-21,974.7	-45,416.9	-45,418.8
Net cash used in(-)/provided by(+) investing activities	-4.9	-4.9	-5.2	-3.3
Net cash used in(-)/provided by(+) financing activities	21,980.2	21,979.6	45,422.1	45,422.1
Cash and cash equivalents at end of period	0.0	0.0	0.0	0.0

Capital Base and Required Capital

According to the capital adequacy requirements of Swedish Law, which conform to international guidelines.

However, in addition to the regulated capital base, the adjusted capital adequacy ratios illustrated below are calculated with inclusion in the Tier-1 capital base of SEK’s guarantee capital of Skr 600 million.

(Amounts in Skr mn)

I. Capital requirement

	Consolidated Group						Parent Company
	September 30, 2006			December 31, 2005			September 30, 2006			December 31, 2005
		Weighted	Required		Weighted	Required		Weighted	Required		Weighted	Required
	Claims	claims	capital	Claims	claims	capital	Claims	claims	capital	Claims	claims	capital
On-balance sheet items	233,484	44,676	3,574	207,493	39,926	3,195	233,119	44,312	3,545	207,557	39,953	3,196
Off-balance sheet items	20,666	4,046	324	18,328	3,622	290	20,666	4,046	324	18,328	3,622	290
Other exposures	n.a.	0	0	n.a.	38	3	n.a.	0	0	n.a.	38	3
Total	254,150	48,722	3,898	225,821	43,586	3,488	253,785	48,358	3,869	225,885	43,613	3,489

Breakdown by category:
A. Riskweight 0%	78,422	—	—	62,784	—	—	78,422	—	—	62,784	—	—
B1. Riskweight 10%	1,947	195	16	5,203	520	42	1,947	195	16	5,203	520	42
B2. Riskweight 20%	112,272	22,455	1,796	111,233	22,247	1,780	112,271	22,455	1,796	111,279	22,256	1,780
C. Riskweight 50%	1,230	615	49	922	461	37	1,230	615	49	922	461	37
D. Riskweight 100%	17,905	17,905	1,433	15,469	15,469	1,238	17,541	17,541	1,404	15,487	15,487	1,239
E. Market exposures	42,374	7,552	604	30,210	4,889	391	42,374	7,552	604	30,210	4,889	391
Total	254,150	48,722	3,898	225,821	43,586	3,488	253,785	48,358	3,869	225,885	43,613	3,489

II. Capital base (A)

	Consolidated Group		Parent Company
	9/2006	12/2005	9/2006	12/2005
Tier-1 capital	4,596	4,241	4,629	4,274
Tier-2 capital	2,418	2,694	2,414	2,690
Of which:
Upper Tier-2	1,955	2,223	1,950	2,219
Lower Tier-2	463	471	464	471
Total	7,014	6,935	7,043	6,964

Adjusted Tier-1 capital	5,196	4,841	5,229	4,874
Adjusted Total	7,614	7,535	7,643	7,564

III. Capital Adequacy Ratio

	Consolidated Group		Parent Company
	9/2006	12/2005	9/2006	12/2005
Total	14.4%	15.9%	14.6%	16.0%
Of which:
Tier-1 ratio	9.4%	9.7%	9.6%	9.8%
Tier-2 ratio	5.0%	6.2%	5.0%	6.2%
Of which:
Upper Tier-2 ratio	4.0%	5.1%	4.0%	5.1%
Lower Tier-2 ratio	1.0%	1.1%	1.0%	1.1%
Adjusted Total	15.6%	17.3%	15.8%	17.3%
Of which: Adj. Tier-1 ratio	10.7%	11.1%	10.8%	11.2%

IV. Specification of off-balance sheet items (B)

Consolidated Group and Parent Company:

							Book value on-balance sheet
							Related to derivative		Related to derivative
							contracts with positive		contracts with negative
	Of which:						real exposures:		real exposures:
			Positive		Negative		Positive	Negative	Positive	Negative
September 30,	Nominal	Converted	real	Potential	real	Weighted	book	book	book	book
2006	amounts	claims	exposures	exposures	exposures	claims	values	values	values	values
Derivative financial contracts:
Currency related agreements	164,522	4,356	1,759	2,597	5,853	975	1,359	2,775	2,193	1,214
Interest rate related contracts	203,414	1,589	952	637	4,986	349	1,750	1,255	2,259	471
Equity related contracts	52,135	5,195	1,338	3,857	3,146	1,767	9	741	220	482
Commodity related contracts, etc.	6,589	511	14	497	605	210	—	611	6	0
Total derivative contracts	426,660	11,651	4,063	7,588	14,590	3,301	3,118	5,382	4,678	2,167
Other off-balance sheet contracts and commitments:
Repurchase agreements etc. (repos)	236	236	—	236	—	—
Undisbursed credits	17,558	8,779	—	8,779	—	745
Total	444,454	20,666	4,063	16,603	14,590	4,046

December 31, 2005
Derivative financial contracts:
Currency related agreements	157,551	4,915	2,032	2,883	8,104	1,050	1,653	636	3,225	1,310
Interest rate related contracts	161,317	1,128	599	529	4,204	243	1,326	2,052	838	42
Equity related contracts	42,963	4,279	1,129	3,150	1,502	1,189	104	1,187	368	88
Commodity related contracts, etc.	5,500	422	3	419	691	204	1	504	33	—
Total derivative contracts	367,331	10,744	3,763	6,981	14,501	2,686	3,084	4,379	4,464	1,440
Other off-balance sheet contracts and commitments:
Repurchase agreements etc. (repos)	27	27	—	27	—	—
Undisbursed credits	15,114	7,557	—	7,557	—	936
Total	382,472	18,328	3,763	14,565	14,501	3,622

(A)                              The capital base includes the profit for the nine-month period ended September 30, 2006.

(B)                                In accordance with SEK’s policies with regard to counterparty, interest rate, and currency exchange exposures, SEK uses, and is a party to, different kinds of off-balance sheet financial instruments, mostly various interest rate related and currency exchange related contracts (swaps, etc). It is worth noting that the nominal amounts of such derivative instruments do not reflect real exposures, but merely constitute the basis from which the exposures (converted claims) are derived.

COUNTERPARTY RISK EXPOSURES

(Skr billion)

Consolidated Group and Parent Company:					Credits & Interest-				Derivatives,
	Total				bearing securities				Undisbursed credits, etc.
Classified by type of	September 30, 2006		December 31, 2005		September 30, 2006		December 31, 2005		September 30, 2006		December 31, 2005
counterparty	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
States	45.4	19	34.8	16	37.8	18	28.9	15	7.6	37	5.9	32
Municipalities	18.2	8	14.8	7	17.7	8	14.5	7	0.5	2	0.3	2
Mortgage institutions	6.8	3	7.4	4	6.8	3	7.4	4	—	—	—	—
Banks	97.5	41	93.8	44	91.8	42	87.2	45	5.7	27	6.6	36
Other credit institutions	55.1	23	44.4	21	49.8	23	40.2	21	5.3	26	4.2	23
Corporations	14.1	6	15.9	8	12.5	6	14.5	8	1.6	8	1.4	7
Total	237.1	100	211.1	100	216.4	100	192.7	100	20.7	100	18.4	100

NOTES

Accounting principles: The accounting principles described in SEK’s Annual Report for the year 2005 have been applied unchanged.

Implementation of International Financial Reporting Standards: According to an EU regulation, the consolidated financial statements of companies with listed debt or equity instruments in a regulated market in the EU should be prepared in conformity with the International Financial Reporting Standards (IFRS) that have been endorsed for application in the EU from January 1, 2005. However, according to article 9 of the regulation, EU member states may decide that companies that have issued listed debt securities but not issued listed equity instruments in a regulated market in the EU may start the application of IFRS from January 1, 2007. The Swedish legislation implementing this EU-regulation incorporate this facility, and because SEK has issued listed debt securities, but not listed equity instruments in a regulated market within the EU, its adoption of IFRS will not be compulsory until January 1, 2007. The financial year 2006 will be the comparative year, and therefore, the opening balance for IFRS will be as of January 1, 2006.

SEK has identified the accounting rules for financial instruments that are contained in IAS 39,  IAS 32 and IFRS 7 as the area where the implementation of IFRS will have the highest impact compared to present accounting policies. Specifically, the detailed rules for hedge accounting in IAS 39 will create the most significant changes to SEK’s present accounting policies. The present rules for hedge accounting according to Swedish GAAP differ significantly from the rules in IAS 39.

An internal conversion project for applying IFRS has been in progress since 2004. The main conversion activities in SEK that are related to the application of IAS 39 are (a) evaluating the different alternatives for hedge accounting within IAS 39, (b) classifying assets and liabilities in different accounting categories, and (c) preparing administrative systems for the new accounting requirements.

With regards to accounting for economic hedges according to IAS 39, one of the two main alternatives available to SEK is to apply Fair Value Hedge Accounting (FVHA) on transactions where a derivative is hedging a fixed interest rate risk arising from a hedged asset or liability. The same derivative or another derivative can also be hedging foreign exchange risk or credit risk. The other alternative is to designate fixed interest rate assets and liabilities which are hedged by derivatives irrevocably at initial recognition as instruments at fair value through profit or loss (Fair Value Option, FVO). In some instances, Cash Flow Hedge Accounting (CFHA) will be appropriate for SEK.

SEK has chosen a hedging strategy for most of its financial instruments outstanding as of January 1, 2006, and classified financial transactions in appropriate accounting categories. For the financial assets, there are mainly four categories available: financial assets at fair value through profit or loss; available for sale; loans and receivables; and held-to-maturity. For the liabilities there are only two categories: financial liabilities at fair value through profit or loss; and other financial liabilities. Derivatives are always classified as financial assets or liabilities at fair value. With regard to financial assets, the category loans and receivables will be a main category for SEK. However, securities quoted on an active market can not be classified in the category loans and receivables. Therefore, a number of securities, deemed to be quoted on an active market, will be classified mainly as available-for-sale securities. As for senior securities issued, a major part will be classified as financial liabilities at fair value through profit or loss. Furthermore, a large part of senior securities issued will be classified as other liabilities and mainly be subject to FVHA. Subordinated debt will be classified as other liabilities and mainly be subject to FVHA.

No quantitative impact studies have been finalized. An increased volatility in profit or loss and in equity related to IFRS can be expected in 2007 and onwards.

Note 1. Reported amounts of taxes for the nine-month period ended September 30 represent profits before appropriation multiplied by the standard tax rate (28%), with the addition of certain tax costs related to the holding of untaxed reserves. No allocations to, or dis-solutions of, untaxed reserves have been made before the calculation of taxes. Such allocations, or dissolutions, may be determined only on a full-year basis.

Note 2. Represents credits granted against documentation in the form of interest-bearing securities.

Note 3. In accordance with the Swedish Financial Supervisory Authority’s regulations, the Company reports credits with a principal or interest that is more than 60 days past-due as past-due credits. The aggregate past-due amount of principal and interest on such credits was Skr 1.0 million (y-e: 0.0). The principal amount not past due on such credits was Skr 3.1 million (y-e: 0.0).

Note 4. The amount of total assets at period-end, Skr 233.5 billion, was approximately Skr 7.2 billion lower than it would have been if the currency exchange rates as of December 31, 2005, had been unchanged.

Note 5. Earnings per share: Net profit for the period divided by the number of shares.

Stockholm, November 2, 2006

AB SVENSK EXPORTKREDIT
Swedish Export Credit Corporation

Peter Yngwe
President

Auditors’ report

To the Board of Directors in Swedish Export Credit Corporation (publ)

Corp Id No 556084-0315

Introduction

We have reviewed this interim report for the period January 1 — September 30, 2006. The Board of Directors and the President are responsible for the preparation and presentation of this interim report in accordance with the Swedish Act on Annual Accounts for Credit Institutions and Securities Companies. Our responsibility is to express a conclusion on this interim report, based on our review.

Scope of review

We conducted this review in accordance with the Swedish Standard of Review Engagements SÖG 2410 Review of Interim Financial Information performed by the Independent auditor of the company issued by FAR. A review consists of making inquiries primarily of persons responsible for the financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the Auditing Standard in Sweden (RS) and other generally accepted auditing practices. Consequently the procedures undertaken in a review do not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusions

Based on our review, nothing has come to our attention that causes us to believe that interim report is not prepared, in all material respects, in accordance with the Swedish Act on Annual Accounts for Credit Institutions and Securities Companies.

Stockholm, November 2, 2006

Gunnar Abrahamson	Per Bergman	Curt Öberg
Authorized Public	Authorized Public	Authorized Public
Accountant	Accountant	Accountant
(Appointed by the		(Appointed by the
Swedish Financial		Swedish National
Supervisory Authority)		Audit Office)

References herein to “Skr” pertain to Swedish kronor.

The exchange rate on September 30, 2006, was Skr 7.3125 per US dollar (September 30, 2005: 7.78; December 31, 2005: 7.9525).

Amounts stated herein relate to September 30 or December 31, in the case of positions, and the nine—month period ended September 30 or the twelve-month period ended December 31, in the case of flows, unless otherwise indicated.

Amounts within parenthesis relate to the same date, in the case of positions, and to the same period, in the case of flows, for the preceding year, unless otherwise indicated.

References herein to “credits” pertain to credits as defined under the “old format”, unless otherwise indicated.

This Interim Report contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs, expectations and intentions. Forward-looking statements are based on current plans, estimates and projections.  Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update any forward-looking statement in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and generally beyond the Company’s control. You are cautioned that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. These factors include, among others, changes in general economic and business conditions, especially in Sweden, changes and volatility in currency exchange and interest rates; and changes in government policy and regulations and in political and social conditions.

SEK's assignment is...

... to promote the development and international competitiveness of trade and industry by providing long-term, sustainable financial solutions on commercial terms

SEK is wholly-owned by the Kingdom of Sweden

SEK

SEK

AB SVENSK EXPORTKREDIT
Vastra Tradgårdsgatan 11B, P.O. Box 16368, SE-103 27 Stockholm
Phone: +46 8-613 83 00, Fax: + 46 8-20 38 94
E-mail: info@sek.se; Swift address: SEKXSESS; www.sek.se
Corp Id No: 556084-0315

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 2, 2006

AB Svensk Exportkredit
(Swedish Export Credit Corporation)

By:	/s/ Peter Yngwe
Peter Yngwe, President